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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PACIFIC PREMIER BANCORP, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
69478X105
(CUSIP Number)

copy to:
Ezri Namvar New Life Holdings, LLC 12121 Wilshire Blvd., Suite 1400 Los Angeles, CA 90025 (310) 207-1000	Afshin Hakim, Esq. Namco Capital Group, Inc. 12121 Wilshire Blvd., Suite 1400 Los Angeles, CA 90025 (310) 207-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	087866109

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
New Life Holdings, LLC (FEIN: 96-4869333)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	087866109

1	NAMES OF REPORTING PERSONS: Ezri Namvar

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 1 amends (a) the Schedule 13D filed on August 5, 2003 (the “Initial Schedule 13D”) by New Life Holdings, LLC and Ezri Namvar (the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Pacific Premier Bancorp Inc., a Delaware corporation (the “Issuer”). References to this “Schedule 13D” are to the Initial Schedule 13D as amended by this Amendment No. 1.
Item 5. Interest in Securities of the Issuer
(a) – (b) The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 5 are incorporated by reference to the cover pages of this Schedule 13D. New Life Holdings, LLC does not own any shares of Common Stock or any contractual right to purchase shares of Common Stock.
(c) On March 30, 2007, New Life Holdings, LLC assigned the Warrant in an arms-length transaction to Security Pacific Bancorp (“SPB”), a bank holding company under the Bank Holding Company Act of 1956, as amended, of which Ezri Namvar is the controlling shareholder, in exchange for issuing shares of SPB’s common stock in an aggregate amount equal to the purchase price for the Warrant. The aggregate purchase price for the Warrant was based on a 30-day rolling weighted average market price of the Common Stock, less the exercise price of $0.75 per share, totaling $12,375,504. SPB issued shares of its common stock to New Life Holdings, LLC based upon a third party valuation of SPB.
(e) New Life Holdings, LLC ceased to be the beneficial owner of more than five percent of the Common Stock on March 30, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 2, 2007

New Life Holdings, LLC
/s/ Ezri Namvar
Ezri Namvar, Manager

/s/ Ezri Namvar
Ezri Namvar

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